SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for July 20, 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
Notification to NYSE of Treasury Stock Changes dated 20 July 2004

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes: JSE - SOL
NYSE - SSL
("Sasol")
Sasol announces further hedging in respect of its exposure to the oil price
On 7 May 2004, Sasol announced that it had executed certain hedging transactions in respect of its exposure to the oil price in order to improve the stability of cash flows. In particular, given the opportunity to hedge an element of Sasol Synfuels' income at relatively high oil prices, Sasol sold forward an amount of 30 000 barrels a day (equivalent to approximately 20% of Synfuels' production) for financial year 2004/05. Sasol now announces that a further 15 000 barrels a day for 2004/05 has been sold forward. The total hedging activity to date therefore amounts to 45 000 barrels a day (equivalent to approximately 30% of Synfuels' production) for financial year 2004/05 at a weighted average Brent crude oil price of US$33,12. Appropriate disclosure of oil hedging will be made in our 2004 annual report and Form 20- F. Sasol does not envisage extending its oil hedging for the current financial year 2004/05 and will next review its position and hedging needs in 2005 ahead of its 2005/06 financial year.
Johannesburg
20 July 2004
Sponsor: Deutsche Securities
Disclaimer - Sasol Limited We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavor" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 27, 2003 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary